Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

March 2021

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated March 10, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: March 10, 2021	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Aegon appoints Will Fuller as President and CEO of Transamerica

Aegon announced today that Will Fuller (50, American), formerly Executive Vice President of Lincoln Group, will succeed Mark Mullin as President and CEO of Transamerica, and as a member of the Management Board of Aegon N.V., effective March 31, 2021. Mark Mullin, who served as President and CEO for 11 years, will become the new Chairman of the Transamerica Corporation Board of Directors, succeeding Don Shepard, who has retired.

Lard Friese, CEO of Aegon Group, said: “I am excited to welcome Will to our company. He is a proven financial services leader with a distinguished track record. His deep understanding of our industry and personal drive make him the right person to lead our US business into the next stage of our transformation”.

Will Fuller has worked for nearly 30 years in insurance, annuities, retirement plans and wealth management, leading Lincoln’s strategic shifts on product and the growth and diversification of distribution sources. Will also served as co-chair of Lincoln’s Diversity & Inclusion Committee, and he will bring this commitment to a diverse and inclusive workplace to his new role at Transamerica.

“I am grateful for Mark’s many contributions to the company. During his eleven-year tenure as CEO, he has overseen a wide array of new and creative solutions for customers, significant restructuring, system modernization, and a refresh of the strong Transamerica brand. I am very pleased that Mark will assist with the transition to Will and that we will continue to benefit from his experience and knowledge as Chairman of the Transamerica Corporation Board of Directors”, said Lard Friese.

Mark Mullin worked for Aegon/Transamerica for 33 years, holding several leadership positions related to investments and the pension business, culminating in his appointment as President and CEO in 2009.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com